22003305

ION

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SEC FILE NUMBER
8-53215

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CORONADO INVESTMENTS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2094 ERINS PLACE
(No. and Street)

ESCONDIDO,	CALIFORNIA	92027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MITCHELL LITTLE	858-342-3212	MITCH@CORONADOINVESTMENTS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SPICER JEFFRIES LLP
(Name – if individual, state last, first, and middle name)

4601 DTC BOULEVARD, SUITE 700,	DENVER,	COLORADO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MITCHELL LITTLE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CORONADO INVESTMENTS, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor anypartner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Member

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego)

On 02.23.22 before me, L. Mora, Notary Public
(insert name and title of the officer)

personally appeared Mitchell Little,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

L. MORA
Commission No. 2390452
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires January 12, 2026
ANP1

Signature [signature] **(Seal)**

CORONADO INVESTMENTS LLC

Table of Contents

SJ SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Coronado Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coronado Investments, LLC (the "Company") as of December 31, 2021, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Coronado Investments LLC's auditor since 2014.

Denver, Colorado
February 19, 2022

CORONADO INVESTMENTS LLC

Statement of Financial Condition

December 31, 2021

ASSETS

Cash and Cash Equivalents	$ 44,313
Accounts Receivable	359,742
Total Assets	$404,055

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 2,810
Members' equity	401,245
Total liabilities and members' equity	$404,055

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Income

Year Ended December 31, 2021

Revenues	
Fee Income	$529,599
Total Revenues	$529,599
Expenses	
Utilities	$11,200
Professional and Third Party Services	10,505
Office	$683
Taxes, Licenses, Insurance and Registrations	14,594
Travel and Entertainment	171
Total Expenses	37,153
Net Income	$492,446

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2021

Balance, beginning of year	$658,799
Distributions	$750,000
Net Income	$492,446
Balance, end of year	$401,245

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Cash Flows

Year Ended December 31, 2021

Cash flows from operating activities	
Net income	$492,446
Adjustments to reconcile net income to net cash from operating activities	
Changes in operating assets and liabilities	
Accounts receivable	$278,069
Accounts payable and accrued liabilities	2,514
Cash flows from financing activities	
Distributions	$750,000
Increase in cash and cash equivalents	$ 23,029
Cash and cash equivalents	
Beginning of year	21,284
End of year	44,313
Supplemental disclosure of cash flow information	
Interest paid	$ -
Taxes paid	$ 4,809

See notes to financial statements.

CORONADO INVESTMENTS LLC

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Coronado Investments, LLC ("Coronado" or the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's income is derived primarily from fees received in conjunction with its marketing of private alternative investment funds and separately managed account investment programs offered by Registered Investment Advisors.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (3 years).

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Fee income is recognized as earned. Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2014-09 ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of goods or services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

Accounts Receivable. Accounts receivable are revenues that are earned as of December 31, 2021 but not yet collected.

Income Taxes. The Company is organized as a limited liability company and is not subject to federal or state income taxes. Accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Income, gains, and losses are allocated and reported to the Company's owners.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on- going analyses of and changes to tax laws, regulations and interpretations thereof.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Notes to Financial Statements

Concentration of Credit Risk. The company may maintain cash balances and deposits with financial institutions that exceed federally insured limits. Management may perform periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2021 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. LIABILITIES SUBORDINATED TO CLAIMS OFGENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2021.

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. In February 2016, the FASB issued new guidance (ASC 842-Leases). Under ASC 842, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. ASC 842 retains a distinction between finance leases (i.e. capital leases) and operating leases that have initial terms of twelve months or longer. The Company currently operates remotely in the home offices of its Principals. The Company reimburses its Principals for home office expenses, use, and associated utilities at a rate of $600 per month each.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2021 was 0.07 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2021, the Company had net capital of $41,503 and was $36,503 in excess of the amount required by the SEC.

Notes to Financial Statements

5. COMPUTATION FOR DETERMINATION OF RESERVEREQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relied on the provisions in Footnote 74 to SEC Release 34-70073 for the calendar year 2021.

6. SUBSEQUENT EVENTS

The Company performed an evaluation of subsequent events through February 19, 2022. The evaluation did not result in any subsequent events through required disclosures and/or adjustments.

CORONADO INVESTMENTS LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2021

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*
Total members' equity	$401,245	$403,745
Less non-allowable assets included in the following statement of financial condition captions		
Accounts receivable (net allowance for doubtful accounts)		
Other Assets	359,742	359,742
Net capital	41,503	44,003
Minimum net capital required	5,000	5,000
Excess net capital	$36,503	$39,003
Total aggregate indebtedness included in the statement of financial condition	$ 2810	$ 310
Ratio of aggregate indebtedness to net capital	6.77%	0.70%

Reconciliation of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 Included In the Company's Corresponding Unaudited Form X-17A-5 Part IIA

December 31, 2021

Net Capital Per Company's Unaudited Form X-17A-5	$44,003
Adjustments	
Increase in tax expense	$ 2,500
Net Capital Per Report Pursuant To Rule 17a-5(d)	$41,503

See the accompanying Report of Independent Registered Accounting Firm.

CORONADO INVESTMENTS LLC

Computation for Determination of The Reserve Requirements And Information Relating To Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2021

For the year ended December 31, 2021, the Company relied on the provisions in Footnote 74 to SEC Release 34-70073.

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule. The Company did not carry accounts of or for customers and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

This statement is made to the best of Coronado's knowledge and belief.

Mitchell S. Little
Managing Member

2-19-2022
Date

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Coronado Investments, L.L.C.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Coronado Investments, L.L.C. (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the period from January 1, 2021 through December 31, 2021 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
February 19, 2022

CORONADO INVESTMENTS LLC

Exemption Report regarding SEC Rule 15c3-3(k)

Coronado Investments, LLC ("Coronado") claimed an exemption from the reserve requirements for the Calendar year 2021, relying on the provision of Footnote 74 to SEC Release 34-70073 as the firm has no customers, holds no customer accounts, does not accept customer funds or securities. Coronado will open and maintain a "Special Account for the Exclusive Benefit of customers" if any of the preceding were to occur. These exemptions were applicable at all times during the 2021 fiscal year without exception.

This statement is made to the best of Coronado's knowledge and belief.

Mitchell S. Little
Managing Member

2-19-2022
Date

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Coronado Investments, LLC

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2021, which were agreed to by Coronado Investments, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2021, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
February 19, 2022

CORONADO INVESTMENTS LLC

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule17a-5(e)(4)

Year Ended December 31, 2021

Total revenue	$529,602
Deductions	
Reimbursed expenses	0
SIPC net operating revenues	$529,602
General assessment@ .0015	$ 794
Less payments	
July 28, 2021	*(125)*
January 14, 2022	*(420)*
February 11, 2022	*(249)*
Assessment balance due	$ 0